AB 3/12

[redacted]

09059794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret, Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor
(No. and Street)

Syracuse (City) New York (State) 13202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur F. Grant (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

115 Solar Street, Suite 100 (Address) Syracuse (City) New York (State) 13204 (Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur F. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret, Grant & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Independent Auditor's Report

To the Board of Directors
Cadaret, Grant & Co., Inc.

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Syracuse, New York
February 23, 2009

Cadaret, Grant & Co., Inc.

Statement of Financial Condition

December 31, 2008

	2008
Assets	
Cash and cash equivalents	$ 5,540,756
Cash and securities segregated under federal and other regulations	2,693,317
Deposit with clearing broker	100,000
Commissions and other receivables from broker-dealers and mutual funds	3,670,000
Other receivables	121,725
Investment securities	624,899
Fixed assets, net	1,228,723
Other assets	553,864
Total Assets	$14,533,284
Liabilities and Stockholders' Equity	
Liabilities	
Payable to mutual funds and customers	$ 280,457
Commissions payable	3,427,880
Accounts payable and accrued expenses	2,196,591
Total Liabilities	5,904,928
Stockholders' Equity	
Common stock, $0.01 par value, 400,000 shares authorized; 104,688 shares issued and outstanding	1,047
Paid-in capital	135,239
Retained earnings	8,492,070
Total Stockholders' Equity	8,628,356
Total Liabilities and Stockholders' Equity	$14,533,284

See notes to statement of financial condition.

Note 1 - Organization and Nature of Operations

Cadaret, Grant & Co., Inc. (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of a financial services holding company. The Company's principal offices are located in Syracuse, New York and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are commissions from sales of mutual funds and insurance products and investment advisory fees. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses reported on a trade date basis.

Commissions and Other Receivable from Broker - Dealers and Mutual Funds

Commissions receivable are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investment Advisory Fees

Investment advisory fees are computed and recorded quarterly using the fair value of investments in customer's accounts at the end of each calendar quarter multiplied by each account's contractual rate.

Note 2 - Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

Income Taxes

The Company files a consolidated federal income tax return with its parent. Consolidated federal income tax expense is allocated between the group members on a separate return basis. State income tax returns are filed on a separate return basis. Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes related primarily to temporary differences between the financial reporting and income tax basis of investment securities, fixed assets and certain accrued expenses. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax liabilities, net are included in accrued expenses.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* The FSP defers the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, to be effective for fiscal years beginning after December 15, 2008 for certain nonpublic enterprises. The FSP requires a nonpublic enterprise that elects to defer the application of FIN 48 to explicitly disclose that fact and also requires the disclosure of the enterprise's accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies.

The Company has elected to defer the application of FIN 48. For the years ended December 31, 2008 and 2007 the Company has accounted for uncertain tax positions in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies.*

Note 3 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 - Concentrations of Credit Risk (Continued)

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Note 4 - Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2008, cash of $2,693,317 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 5 - Deposit with Clearing Broker

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

Note 6 - Investment Securities

Investment securities consist of equity positions in corporate stocks recorded at fair value through earnings.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

The primary effect of SFAS 157 on the Company was to expand required disclosures pertaining to the methods used to determine fair values.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Note 6 - Investment Securities (Continued)

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Investment securities	$624,899	$624,899	$ -	$ -

Note 7 - Fixed Assets

Fixed assets at December 31 consist of the following:

	2008
Leasehold improvements	$ 330,914
Furniture and fixtures	108,890
Equipment	2,905,659
Automobiles	150,932
	3,496,395
Accumulated depreciation	(2,267,672)
	$1,228,723

Note 8 - Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $6,356,328, which was $5,988,057 in excess of its required net capital of $368,271. The Company's net capital ratio was 0.87 to 1.

Note 9 - Profit Sharing Plan

The Company has a qualified profit sharing retirement plan with a 401(k) deferred compensation provision covering all eligible employees. The Company may make matching and/or discretionary contributions to the plan which are determined annually by management.

Note 10 - Income Taxes

Deferred tax assets and liabilities at December 31 are as follows:

	2008
Deferred tax assets	$ 56,000
Deferred tax liabilities	(137,000)
Net Deferred Tax Liabilities	($81,000)

Note 11 - Commitments

The Company has entered into operating leases for its office facilities. At December 31, 2008, future minimum rental commitments under operating leases are as follows:

2009	$ 583,635
2010	533,601
2011	539,784
2012	545,968
2013	538,418
Thereafter	2,468,220
	$5,209,626

bmc

Cadaret, Grant & Co., Inc.

Statement of Financial Condition

December 31, 2008

Cadaret, Grant & Co., Inc.

Table of Contents

December 31, 2008